Filed Pursuant to Rule 424(b)(3)
Registration No. 333-103994

Addendum to Prospectus Supplement dated April 11, 2003

Dated: July 1, 2003

STATE OF ISRAEL
$20,000,160
THIRD CHAI ISSUE DOLLAR SAVINGS BONDS

     The purchase price of each Third Chai Issue Dollar Savings Bond during the sales period commencing on July 1, 2003 and terminating on December 31, 2003 is $149, representing an effective yield to maturity of 3.90%.

     To ensure purchase of a Bond at such interest rate, the purchase price and all supporting documentation must be received by Development Corporation for Israel by December 24, 2003.

     Assuming that we sell all of the bonds at the current offering price, we will receive $15,562,346.72 of the proceeds from the sale of the bonds, after paying the underwriters’ commission which will not exceed $993,341.28 and before expenses estimated at $30,000.